UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

SOM 2 Bld., Floor 2, Claude Debussylaan 15, 1082 MC, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)
Date: January 9, 2012
	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM LTD. AND MINISTRY OF FINANCE OF ALGERIA SIGN MEMORANDUM OF UNDERSTANDING REGARDING ORASCOM TELECOM ALGERIE

Amsterdam (January 9, 2012) – VimpelCom Ltd. (“VimpelCom”) (NYSE: VIP) and the Ministry of Finance of the Algerian Democratic Peoples Republic, today announced that they have entered into a non-binding Memorandum of Understanding (“MOU”) to explore the possible sale to the Algerian State by Orascom Telecom Holding S.A.E. (“OTH”) of an interest in its subsidiary Orascom Telecom Algerie (“OTA”). VimpelCom has agreed that it will consider selling a majority stake in OTA, subject to an acceptable price and satisfaction of other conditions. The two sides have also agreed to consider alternative acquisition scenarios that could be mutually beneficial to both parties.

Any such transaction would be subject to, among other things, definitive documentation and mutual agreement on price. Following signing of the MOU the Ministry of Finance and VimpelCom will undertake a process to agree on the valuation of OTA with the involvement of each party’s financial advisors. The transaction will also require corporate approvals by OTH and VimpelCom.

OTH has not been party to the discussions regarding the MOU and the transaction. VimpelCom owns 51.7% of OTH, which, in turn, owns 96.81% of OTA. It is contemplated that the governance and management control of OTA would be structured so as to permit OTH and, consequently, VimpelCom to continue to consolidate OTA under International Financial Reporting Standards.

Disclaimer

This announcement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, and include statements regarding the possible transaction described above. Any statement in this announcement that expresses or implies VimpelCom’s intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. Forward-looking statements involve inherent risks, uncertainties and assumptions, including, without limitation, the possibility that the transaction may not materialize as expected or at all. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those expressed or implied by such forward-looking statements and assumptions. Certain other risks that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom’s Annual Report on Form 20-F for the year ended December 31, 2010, and other public filings made by the VimpelCom with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. The forward-looking statements contained in this announcement are made as of the date hereof, and VimpelCom expressly disclaim any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this announcement.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators offering a wide range of wireless, fixed, and broadband services in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic, Italy and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. VimpelCom has more than 200 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations:	Media and Public Relations:
VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Elena Prokhorova
Investor_Relations@vimpelcom.com	pr@vimpelcom.com
Tel: +31 (0)20 79 77 203 (Amsterdam)	Tel: +7(495) 725-0708 (Moscow)